Exhibit 99(10)
Consent of Independent Registered Public Accounting Firm
The Board of Directors of The Ohio National Life Insurance Company:
We consent to use of our reports for Ohio National Variable Account A dated February 19, 2010, and for The Ohio National Life Insurance Company and subsidiaries dated April 29, 2010 included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in post-effective amendment no. 22 to File No. 333-05848. Our report covering the December 31, 2009 financial statements and schedules of The Ohio National Life Insurance Company and subsidiaries refers to a change in the method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.
/s/ KPMG LLP
Columbus, Ohio
April 30, 2010